EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Successor Company	Predecessor Company
	Three Months Ended	Year Ended Last Friday in December
	March 31,	2008		2007		2006	2005	2004
	2009	(52 weeks)		(52 weeks)		(52 weeks)	(52 weeks)	(53 weeks)

Pre-tax earnings/(loss)(a)	$5,237	$(45,438)		$(13,723)		$9,313	$6,335	$5,106
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	3,519	29,641		51,683		35,719	21,764	10,591

Pre-tax earnings/(loss) before fixed charges	8,756	(15,797)		37,960		45,032	28,099	15,697

Fixed charges:
Interest	3,455	29,349		51,425		35,499	21,549	10,387
Other(b)	64	292		258		220	215	204

Total fixed charges	3,519	29,641		51,683		35,719	21,764	10,591

Preferred stock dividend requirements	21	4,356		401		259	99	54

Total combined fixed charges and preferred stock dividends	$3,540	$33,997		$52,084		$35,978	$21,863	$10,645

Ratio of earnings to fixed charges	2.49		*		*	1.26	1.29	1.48
Ratio of earnings to combined fixed charges and preferred stock dividends	2.47		*		*	1.25	1.29	1.47

(a)	Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.
*	The earnings for the years ended 2008 and 2007 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges for the years ended 2008 and 2007 were $45,438 and $13,723, respectively. The coverage deficiencies for total fixed charges and preferred stock dividends for the years ended 2008 and 2007 were $49,794 and $14,124, respectively.